

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of May 31, 2024

The principal balances and results accumulated for the period ending May 2024 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,215,520
Loans and accounts receivables from customers and banks, net	39,693,456
Loans and accounts receivables from customers at fair value, net	109,517
Financial instruments	9,561,320
Financial derivative contracts	11,388,342
Other asset ítems	4,816,248
Total assets	**67,784,403**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,095,914
Time deposits and other time liabilities	16,688,820
Issued debt and regulatory capital instruments	10,828,395
Financial derivative contracts	12,051,829
Other liabilities ítems	10,739,941
Total equity	4.,79,504
Total liabilities and Equity	**67,784,403**

Equity attributable to:	
Equity holders of the Bank	4,278,326
Non-controlling interest	101,178

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	669,448
Net fee and commission income	217,156
Result from financial operations	85,413
Total operating income	**972,017**
Provision for loan losses	(216,218)
Support expenses	(372,714)
Other results	(40,764)
Income before tax	**342,321**
Income tax expense	(72,678)
Net income for the period	**269,643**

Attributable to:	
Equity holders of the Bank	264,772
Non-controlling interest	4,871

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ROMAN BLANCO R.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Mayo de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Mayo de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO	
Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	2.215.520
Créditos y cuentas por cobrar a clientes y bancos	39.693.456
Créditos y cuentas por cobrar a clientes a valor razonable	109.517
Instrumentos financieros	9.561.320
Contratos de derivados financieros	11.388.342
Otros rubros del activo	4.816.248
Total Activos	**67.784.403**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	13.095.914
Depósitos y otras captaciones a plazo	16.688.820
Instrumentos de deuda y capital regulatorio emitidos	10.828.395
Contratos de derivados financieros	12.051.829
Otros rubros del pasivo	10.739.941
Total patrimonio	4.379.504
Total Pasivos y Patrimonio	**67.784.403**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.278.326
Interés no controlador	101.178

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO	
Resultados operacionales	**MM$**
Ingresos netos por intereses y reajustes	669.448
Ingresos netos de comisiones	217.156
Resultado de operaciones financieras	85.413
Total ingresos operacionales	**972.017**
Gasto de pérdidas crediticias	(216.218)
Gastos de apoyo	(372.714)
Otros resultados	(40.764)
Resultado antes de impuesto	**342.321**
Impuesto a la renta	(72.678)
Utilidad consolidada del periodo	**269.643**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	264.772
Interés no controlador	4.871

JONATHAN COVARRUBIAS H.	**ROMAN BLANCO R.**
Gerente de Contabilidad	**Gerente General**

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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